Exhibit (e)(23)

Saturday, March 31, 2007

Lawrence Paine

811 Grove Park Avenue

Tampa, FL 33609

Dear Mr. Paine:

As you know, Xerox Corporation and Global Imaging propose to enter into a merger agreement pursuant to which Xerox will acquire Global Imaging as a wholly owned subsidiary upon the closing of the merger. This offer letter provides a summary of your employment offer. The attached Letter Agreement provides additional details of the terms of your employment, and if you choose to accept this offer, requires your signature by March 31, 2007. This offer letter is contingent on your execution of the Letter Agreement. In the event of any inconsistency between the terms of this offer letter and the Letter Agreement, the terms of the Letter Agreement shall control. In the event that the merger does not close, this offer will be void and of no further force or effect.

Following the closing:

❑	Your job title, work location and general responsibilities will remain the same.

❑	Your new annual base salary will be $274,400, which combines your annual pre-close base salary with the annual value of your automobile allowance. You will no longer be entitled to a separate cash allowance, as it will have been incorporated into your new annual base salary.

❑	You will remain on your current annual cash incentive plan (“bonus”) for the remainder of calendar year 2007. For 2007 you are guaranteed a bonus payment of not less than 104% of your new annual base salary. This bonus will be prorated for 9 months (9/12’s). In order to be entitled to any portion of your prorated bonus for 2007, you must remain employed by Global Imaging through December 31, 2007, provided that if your employment is terminated by Xerox without Cause, by you for Good Reason or as a result of your death or Disability before December 31, 2007, you will entitled to a prorated payment based on the period of your employment from April 1, 2007 through termination. The terms “Cause”, “Good Reason” and “Disability” have the meanings set forth in the Letter Agreement.

❑	For 2008, you will be eligible for a cash incentive award based on pre-established performance goals as determined by Xerox in consultation with Global Imaging.

❑	Beginning in 2008 you will be eligible to receive restricted stock units (“RSUs”) through the Xerox Long Term Incentive Program (“LTIP”). Individual awards are based on performance and contribution in relation to peers in comparable positions, and are at the discretion of senior management.

❑	Your employee benefit programs (other than any programs relating to Global Imaging’s stock) will generally remain as they are for the remainder of 2007. From 2008 onwards, Xerox will determine whether you will remain covered by Global Imaging employee benefit programs or will become covered by certain Xerox employee benefit programs.

It is important to Xerox that you remain with Global Imaging following the closing of the merger. Therefore:

❑	In connection with the exchange, discharge and settlement of your right to any change in control severance under your employment agreement with Global Imaging, provided that you remain employed by Global Imaging until the third anniversary of the closing of the merger, subject to the terms and conditions set forth in the Letter Agreement, you will receive a cash payment in an amount equal to $548,800 which corresponds to amounts due under the CIC Severance. Your rights with respect to the cash payment in connection with any termination of your employment prior to such date are described in the Letter Agreement.

❑	Within five business days following the closing of the merger, you will be awarded a one-time retention grant of Xerox RSU’s equivalent to $274,400. These RSU’s are subject to three year cliff vesting. In consideration for these RSU’s, you agree to sign the attached Letter Agreement and settle and discharge all rights with respect to and forfeit the change in control severance you had under your employment agreement with Global Imaging. The grant of RSU’s will be subject to approval by the Compensation Committee of the Xerox Board of Directors or an officer of Xerox with the authority to approve such grants as delegated by the Xerox Compensation Committee.

Please notify me of your acceptance by signing and returning the attached Letter Agreement by March 31. I look forward to your acceptance of this offer. I know you will make significant contributions to Xerox Corporation and will be a great addition to our team.

If you have any questions, please feel free to contact me at 203-968-3152.

Sincerely,

/s/    James A. Firestone

Attachment

March 31, 2007

Lawrence Paine

811 Grove Park Avenue

Tampa, FL 33609

Dear Larry:

As you know, Xerox Corporation (“Xerox”) and Global Imaging Systems, Inc. (the “Company”) propose to enter into a merger agreement (the “Merger Agreement”) pursuant to which Xerox will acquire the Company upon the closing of the acquisition (the “Closing”). As a condition to the willingness of Xerox to enter into the Merger Agreement, Xerox has requested that you enter into this letter agreement. This letter agreement, together with your Xerox offer letter (the “Offer Letter”) to which this letter agreement is attached, sets forth the terms of your employment following the Closing. This letter agreement will become effective upon its execution by both parties; provided, however, that this letter agreement, including the waiver of any rights under the Executive Agreement between you and the Company (the “Executive Agreement”), is contingent on the Closing and will be null and void ab initio and of no further force or effect if the Merger Agreement is terminated prior to the Closing (it being understood that Xerox shall have no liabilities or obligations hereunder unless and until the Closing occurs). Your rights pursuant to the Offer Letter and this letter agreement are not in any way contingent on the tender of any shares of Global Imaging common stock that you hold pursuant to the Offer (as defined in the Merger Agreement).

A. Inducement Payment. You hereby agree to exchange, discharge and settle your rights to any change in control severance pursuant to the Executive Agreement between you and the Company (such severance, the “CIC Severance”) for your rights with respect to the Inducement Payment (as defined in this Section A), subject to the terms and conditions set forth here. In order to provide you with a material inducement for the discharge and settlement of such rights to the CIC Severance, subject to your compliance with Sections D, F and G of this letter agreement, if you remain an active full-time employee of the Company, Xerox or any of their respective subsidiaries until the third anniversary of the Closing, you will receive a lump-sum cash payment in the amount set forth in the Offer Letter (such payment, the “Inducement Payment”) which corresponds to amounts due under the CIC Severance. Except as specifically provided in Section E of this letter agreement, you must be actively employed on the third anniversary of the Closing in order to be entitled to the Inducement Payment. The Inducement Payment will not be considered part of your earnings for purposes of calculating current or future benefits under any compensation or benefit programs maintained or sponsored by the Company, Xerox or any of their respective subsidiaries, including retirement plans, 401(k) plans and other benefit plans.

B. Restricted Stock Unit Grant. As a further material inducement for the discharge and settlement of your rights with respect to the CIC Severance pursuant to the Executive Agreement, subject to your compliance with Sections D, F and G of this letter agreement, within five business days following the Closing, subject to the required approvals described in this Section B, you will be entitled to a special one-time grant of restricted stock units (“RSUs”) pursuant to the 2007 Amendment and Restatement of the Xerox Corporation 2004 Performance Incentive Plan (the “PIP”) with respect to a number of shares of Xerox common stock (each, a “Xerox Share”) that have a value as set forth in the Offer Letter. For purposes of determining the number of RSUs described in this Section B, the value of a Xerox Share shall be deemed to be the closing price as reported in The Wall Street Journal in the New York Stock Exchange Composite Transactions on the date that the RSUs are granted (such date, the “Grant Date”). Each RSU shall constitute a promise to deliver (or cause to be delivered) to you, subject to the terms of this letter agreement, the PIP and the restricted stock unit award agreement pursuant to which it is granted, one Xerox Share as soon as reasonably practicable following vesting (the date of vesting, the “Vesting Date”). The grant of RSUs will be subject to approval by the Compensation Committee of the Xerox Board of Directors or an officer of Xerox with the authority to approve such grants as delegated by the Xerox Compensation Committee.

The Vesting Date will be the third anniversary of the Grant Date. All terms and conditions with respect to the RSUs shall be governed by the PIP and the restricted stock unit award agreement pursuant to which such RSUs are granted. Such award agreement shall be substantially in the form attached as Exhibit A hereto.

Neither the RSUs nor the Xerox Shares delivered thereunder will be considered part of your earnings for purposes of calculating current or future benefits under any compensation or benefit programs maintained or sponsored by the Company, Xerox or any of their respective subsidiaries, including retirement plans, 401(k) plans and other benefit plans.

C. Treatment of Global Imaging Equity Awards. Each Global Imaging stock option that you hold will become vested and exercisable prior to the Closing in accordance with the terms of the Global Imaging equity compensation plan under which it was granted and, if such stock option has not been exercised as of immediately prior to the Closing, upon the Closing, such stock option will be canceled in exchange for a cash payment equal to (i) the excess (if any) of $29.00 over the per share exercise price of such stock option multiplied by (ii) the number of shares of Global Imaging common stock with respect to which such stock option has not yet been exercised as of the Closing, in full satisfaction of your rights with respect to such stock option. In addition, each share of Global Imaging restricted stock that you hold as of the Closing will become vested upon the Closing and will be converted into a cash payment equal to $29.00. All such payments will be subject to any required withholding of taxes. Notwithstanding any provision of this Section C or any provision of the Merger Agreement to the contrary, the treatment of your Global Imaging stock options and Global Imaging restricted stock will be governed by the Global Imaging equity compensation plan under which they were granted, including the provisions of the relevant plan relating to reduction or elimination of payments and benefits in order to avoid an adverse after-tax result to you as a result of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”).

D. Waiver. In consideration for the guaranteed minimum 2007 bonus (as set forth in the Offer Letter), the Inducement Payment, the RSUs, and as a condition of your continued employment following the Closing, you hereby agree to the irrevocable discharge and settlement of all your rights with respect to the CIC Severance and to irrevocably waive certain benefits and rights as described herein. Accordingly, for good and valuable consideration, the receipt of which you hereby acknowledge, you hereby agree to the termination of all rights that you may have related to (i) any severance, termination and/or change of control or similar benefits or the payment of any bonus (including any pro rata bonus upon termination of employment, except to the extent explicitly provided in the Offer Letter) under existing plans, programs or policies of the Company or its subsidiaries or under any agreements or arrangements between you and the Company or its subsidiaries (including, without limitation, any rights to severance or any separation benefits pursuant to the Executive Agreement), (ii) any rights to grants of shares of Global Imaging common stock or any awards with respect to shares of Global Imaging common stock, (iii) any right to an automobile allowance pursuant to the Executive Agreement and (iv) any rights that you might have to a specified maximum bonus level pursuant to the Executive Agreement, provided that the foregoing (i), (ii), (iii) and (iv) shall not be construed as a waiver of any of your rights to (A) a pro rata bonus under the Company’s 2007 annual incentive plan, to the extent provided in the Offer Letter, or (B) accelerated vesting upon the Closing of any unvested Global Imaging equity awards that you hold as of the Closing, to the extent provided in Section C. Your agreements and undertakings described herein shall be effective immediately, provided that if the Closing does not occur, your rights and benefits described in this paragraph shall not be affected by this letter agreement.

E. Severance. In the event that, prior to the third anniversary of the Closing, your employment is terminated by the Company, Xerox or any of their respective subsidiaries without Cause (as defined in the Executive Agreement), by you for Good Reason (as defined below) or as a result or your death or Disability (as defined below), provided that (i) you execute a separation agreement that includes a general waiver and release of all claims in favor of Xerox, the Company and their respective subsidiaries and affiliates, and others related to such entities (including but not limited to their respective directors, officers and employees), in a form which Xerox, in its commercially reasonable discretion, shall determine is appropriate, and (ii) such release of claims has become effective and irrevocable in accordance with its terms, subject to Section I, you will be entitled to a lump-sum cash payment equal to the Inducement Payment within 30 business days following the date that such release becomes effective and irrevocable in accordance with its terms. You hereby acknowledge and agree that the payment of the Inducement Payment shall be in lieu of, and not in addition to, (A) any payments and benefits under any other severance, separation or other termination plan maintained by the Company, Xerox or any of their respective subsidiaries and (B) under any individual agreement between you and the Company. For purposes of this Section E, “Good Reason” shall have the meaning set forth in the Executive Agreement, provided that any provision of such definition relating to your right to terminate your employment during the one-year period following a change of control shall be deemed to have been deleted. For purposes of this Section E, “Disability” shall mean your eligibility for long-term disability benefits pursuant to the applicable long-term disability plan of Xerox, the Company or any of their respective subsidiaries.

F. Restrictive Covenants. You acknowledge and agree that a material aspect of Xerox’s decision to enter into the Merger Agreement is the acquisition of the Company’s goodwill for the purpose of carrying on a business that is similar to the business of the Company. Therefore, in consideration for the Inducement Payment, the RSUs, the accelerated vesting of your Global Imaging equity awards (to the extent provided in Section C) and as a condition of your continued employment following the Closing, you hereby acknowledge and affirm your obligations with respect to confidentiality, invention assignment, non-competition and non-solicitation pursuant to the Executive Agreement, and that notwithstanding the expiration of the term of the Executive Agreement or the waiver of any of your rights thereunder, the provisions of the Executive Agreement relating to non-competition and non-solicitation shall apply during the two-year period following the termination of your employment with the Company, Xerox or any of their respective subsidiaries.

G. Confidentiality. You agree that the terms of this letter agreement are confidential and, except to the extent required by applicable securities law, you will not disclose, publicize or discuss this letter agreement with anyone, except your spouse, attorney, accountant, financial advisor, the officer who delivered this letter agreement to you and/or your designated contact(s) within the Human Resources department of the Company and Xerox, or as may be required by law or ordered by a court with valid jurisdiction over such matter. In the event that you disclose this letter agreement to your spouse, attorney, accountant and/or financial advisor, it shall be your duty to advise such individual(s) of the confidential nature of this letter agreement and to direct such individual(s) not to disclose, publicize or discuss this letter agreement, except as may be required by law (including any applicable securities laws) or as ordered by a court with valid jurisdiction over such matter.

H. Withholding. You are solely liable for all taxes that may arise in connection with this letter agreement. The Company or Xerox may withhold from any amounts payable under this letter agreement such Federal, state, local or foreign taxes as will be required to be withheld pursuant to any applicable law or regulation.

I. Parachute Payment Limitation. In the event that it is determined that any payment or distribution of any type to or for your benefit is made by the Company, by any of its affiliates, by any person who acquires ownership or effective control or ownership of a substantial portion of the Company’s assets (within the meaning of Section 280G of the Code or by any affiliate of such person, whether paid or payable or distributed or distributable pursuant to the terms of an employment agreement or otherwise, would be subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties with respect to such excise tax (such excise tax, together with any such interest or penalties, are collectively referred to as the “Excise Tax”), and (ii) if, as a result of being subject to the Excise Tax, the aggregate after-tax amounts received by you from the Company, any of its affiliates, or any person who acquires ownership or effective control or ownership of a substantial portion of the Company’s assets or by any affiliate of such person would be less than the maximum after-tax amount that could be received by you without causing any such payment or benefit to be subject to an Excise Tax, then you shall have the right, in your sole discretion, to designate those rights, payments, or benefits under this letter agreement and Offer Letter, any other agreements, and any benefit arrangements that should be reduced or eliminated so as to avoid having the payment or benefit to you under this letter agreement or the Offer Letter be deemed to be a parachute payment under Section 280G of the Code.

J. Internal Revenue Code Section 409A. While it is intended that the provisions of this letter agreement comply with Section 409A of the Code, and all provisions of this letter agreement will be construed and interpreted in a manner consistent with Section 409A of the Code, neither Xerox nor any of its subsidiaries is making any representation or warranty that the provisions of this letter agreement comply with Section 409A of the Code, and none of the Company, Xerox nor any of their respective subsidiaries shall have any obligation to indemnify or otherwise hold you harmless from any or all additional taxes or penalties under Section 409A of the Code. To the extent necessary to avoid imposition of any additional tax or interest penalties under Section 409A of the Code, notwithstanding the timing of payment provided in this letter agreement, the timing of any payment, distribution or benefit pursuant to this letter agreement shall be subject to a six-month delay in a manner consistent with Section 409A(a)(2)(B)(i) of the Code. Furthermore, notwithstanding any provision of this letter agreement to the contrary, in light of the uncertainty surrounding the proper application of Section 409A of the Code, Xerox may make necessary amendments to this letter agreement without your consent for the limited purpose of, and solely to the extent necessary to avoid the imposition of penalties and additional taxes on you under, Section 409A of the Code.

K. Not an Employment Agreement. Your employment pursuant to this letter agreement will be on an “at-will” basis. The terms of this letter agreement neither bind you to continued employment with the Company, Xerox or any of their respective subsidiaries nor confer any rights upon you with respect to the continuation of employment by the Company, Xerox or any of their respective subsidiaries.

L. Governing Law. This letter agreement will be governed by, construed and interpreted in accordance with, the laws of the State of New York, without regard to its principles of conflicts of laws.

M. Severability. If any term, provision, covenant or condition of this letter agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable in any jurisdiction, then such provision, covenant or condition will, as to such jurisdiction, be modified or restricted to the minimum extent necessary to make such provision valid, binding and enforceable, or, if such provision cannot be modified or restricted, then such provision will, as to such jurisdiction, be deemed to be excised from this letter agreement and any such invalidity, illegality or unenforceability with respect to such provision will not invalidate or render unenforceable such provision in any other jurisdiction, and the remainder of the provisions hereof will remain in full force and effect and will in no way be affected, impaired or invalidated.

N. Amendments. Except as specifically provided in Section J of this letter agreement, this letter agreement may not be modified or amended except by a writing signed by each of the parties hereto.

O. Successors and Assigns. This letter agreement will be binding on (i) you and your estate and legal representatives and (ii) Xerox and its successors and assigns.

P. Counterparts. This letter agreement may be executed in two or more counterparts (including via facsimile), each of which will be deemed an original but all of which together will be considered one and the same agreement.

[Signature Page Follows]

Very truly yours,
Xerox Corporation

	By:	/s/ Lawrence A. Zimmerman
	Name:	Lawrence A. Zimmerman
	Title:	Senior Vice President and Chief Financial Officer

Agreed and Accepted:

/s/ Lawrence Paine
Lawrence Paine

Exhibit A

AGREEMENT PURSUANT TO

XEROX CORPORATION

2007 AMENDMENT AND RESTATEMENT OF THE 2004 PERFORMANCE INCENTIVE PLAN

AGREEMENT, by Xerox Corporation, a New York corporation (the “Company”), dated as of the date which appears as the “Date of Agreement and Award” in the Award Summary attached hereto (the “Award Summary”) in favor of the individual whose name appears on the Award Summary, an employee of the Company, one of the Company’s subsidiaries or one of its affiliates (the “Employee”).

In accordance with the provisions of the “2004 Performance Incentive Plan” and any amendments and/or restatements thereto (the “Plan”), the Compensation Committee of the Board of Directors of the Company (the “Committee”) or the Chief Executive Officer of the Company (the “CEO”) has authorized the execution and delivery of this Agreement.

Terms used herein that are defined in the Plan or in this Agreement shall have the meanings assigned to them in the Plan or this Agreement, respectively.

The Award Summary contains the details of the awards covered by this Agreement and is incorporated herein in its entirety.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration the Company agrees as follows:

AWARDS

1. Award of Restricted Stock Units. Subject to all terms and conditions of the Plan and this Agreement, the Company has awarded to the Employee on the date indicated on the Award Summary the number of Restricted Stock Units (individually, the “RSU”) as shown on the Award Summary. Notwithstanding anything herein to the contrary, only active Employees and those Employees on Short Term Disability Leave, Social Service Leave, Family Medical Leave or Paid Uniform Services Leave (pursuant to the Company’s Human Resources Policies) on the effective date of the award as shown on the Award Summary shall be eligible to receive the award.

TERMS OF THE RESTRICTED STOCK UNITS

2. Entitlement to Shares. Upon the Vesting Date indicated on the Award Summary in connection with the RSUs (the “Vesting Date”), the Company shall, without transfer or issue tax to the person entitled to receive the shares, deliver to such person a certificate or certificates for a number of shares of Common Stock equal to the number of vested RSUs (subject to reduction for payment of withholding taxes as described below). The number of shares to be issued to

Employee shall be reduced by the amount of withholding taxes which must be paid under U.S. Federal and, where applicable, state and local law at the time of each distribution. No fractional shares shall be issued. Instead, the Company shall apply the equivalent of any fractional share amount to Federal, and where applicable, state and local, withholding taxes.

Upon the occurrence of an event constituting a Change in Control, all RSUs and dividend equivalents outstanding on such date shall be treated pursuant to the terms set forth in the Plan. Upon payment pursuant to the terms of the Plan, such awards shall be cancelled.

3. Dividend Equivalents. The Employee shall be entitled to receive from the Company cash payments at the same time and in the same amounts that the holder of record of a number of shares of Common Stock equal to the number of RSUs covered by this Agreement would be entitled to receive as dividends on such Common Stock. Such right to cash payment on an RSU covered hereby shall apply to all dividends the record date for which occurs at any time during the period commencing on the date hereof and ending on the date that the Employee becomes a shareholder of record with respect to such unit as a result of (i) the entitlement to shares on or after the Vesting Date as provided under Paragraph 2, or (ii) the date this RSU otherwise terminates, whichever occurs first. Payments under this Paragraph shall be net of any required U.S. Federal, state or local withholding taxes.

OTHER TERMS

4. Rights of a Shareholder. Employee shall have no rights as a shareholder with respect to any shares covered by this Agreement until the date of issuance of a stock certificate to him for such shares. Except as otherwise provided herein, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such stock certificate is issued.

5. Non-Assignability. This Agreement shall not be assignable or transferable by Employee except by will or by the laws of descent and distribution.

6. Effect of Termination of Employment or Death.

(a)	Effect on RSUs. In the event the Employee

(i) voluntarily ceases to be an Employee of the Company or any subsidiary or affiliate for any reason other than retirement, and the RSUs have not vested in accordance with Paragraph 2, the RSUs shall be cancelled on the date of such voluntary termination of employment.

(ii) involuntarily ceases to be an Employee of the Company or any subsidiary or affiliate for any reason (including Disability), other than death or for Cause, or voluntarily ceases to be an Employee of the Company or any subsidiary or affiliate due to a reduction in workforce, contingent upon the Employee executing a general release, which may include an agreement with respect to engagement in detrimental activity, in a form acceptable to the Company, and the RSUs have not vested in accordance with Paragraph 2, shares will vest on a pro-rata basis, based on the Employee’s actual months of service to be calculated as follows: multiply the total unvested award by a fraction, the numerator of which shall be each full month of service from date of grant and the denominator of which shall be 36. Payout shall occur as soon as practicable following the Vesting Date noted in the Award Summary.

(iii) ceases to be an Employee of the Company or any subsidiary or affiliate by reason of death, the RSUs vest on the date of death and the certificates for shares shall be delivered in accordance with Paragraph 5 to the personal representatives, heirs or legatees of the deceased Employee.

(iv) ceases to be an Employee of the Company or any subsidiary or affiliate by reason of retirement, contingent upon the Employee executing a general release, which may include an agreement with respect to engagement in detrimental activity, in a form acceptable to the Company, shares will vest on a pro-rata basis, based on the Employee’s actual months of service to be calculated as follows: multiply the total unvested award by a fraction, the numerator of which shall be each full month of service from date of grant and the denominator of which shall be 36. Payout shall occur as soon as practicable following the Vesting Date noted in the Award Summary; and

(v) ceases to be an Employee of the Company or any subsidiary or affiliate due to termination for Cause, the RSUs shall be cancelled as provided under the Plan.

(b) Disability. Cessation of active employment due to commencement of long-term disability under the Company’s long-term disability plan shall not be deemed to constitute a termination of employment for purposes of this Paragraph 6 and during the continuance of such Xerox-sponsored long-term disability plan benefits the Employee shall be deemed to continue active employment with the Company. If the Employee is terminated because the Employee has received the maximum coverage under the Xerox long-term disability plan, the vesting of RSUs shall be provided pursuant to Paragraph 6 (a)(ii) above.

(c) Cause. “Cause” means (i) a violation of any of the rules, policies, procedures or guidelines of the Company, including but not limited to the Company’s Business Ethics Policy and the Proprietary Information and Conflict of Interest Agreement (ii) any conduct which qualifies for “immediate discharge” under the Company’s Human Resource Policies as in effect from time to time (iii) rendering services to a firm which engages, or engaging directly or indirectly, in any business that is competitive with the Company or represents a conflict of interest with the interests of the Company; (iv) conviction of, or entering a guilty plea with respect to, a crime whether or not connected with the Company; or (v) any other conduct determined to be injurious, detrimental or prejudicial to any interest of the Company.

7. General Restrictions. If at any time the Committee or CEO, as applicable, shall determine, in its or her discretion, that the listing, registration or qualification of any shares subject to this Agreement upon any securities exchange or under any state or Federal law, or the consent or approval of any government regulatory body, is necessary or desirable as a condition of, or in connection with, the awarding of the RSUs or the issue or purchase of shares hereunder, the certificates for shares may not be issued in respect of RSUs in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Committee or CEO, as applicable, and any delay caused thereby shall in no way affect the date of termination of the RSUs.

8. Amendment of This Agreement. With the consent of the Employee, the Committee or CEO, as applicable, may amend this Agreement in a manner not inconsistent with the Plan.

9. Subsidiary. As used herein the term “subsidiary” shall mean any present or future corporation which would be a “subsidiary corporation” of the Company as the term is defined in Section 425 of the Internal Revenue Code of 1986 on the date of award.

10. Affiliate. As used herein the term “affiliate” shall mean any entity in which the Company has a significant equity interest, as determined by the Committee.

11. Non-engagement in Detrimental Activity Against the Company. If an Employee or former Employee of the Company is deemed by the Committee or its authorized delegate, as applicable, in the Committee’s or such delegate’s sole reasonable discretion as provided under the Plan, to have engaged in detrimental activity against the Company, any awards granted to such Employee or former Employee on or after January 1, 2006 shall be canceled and be of no further force or effect and any payment or delivery of an award within six months prior to such detrimental activity may be rescinded. In the event of any such rescission, the Employee shall pay to the Company the amount of any gain realized or payment received as a result of the rescinded exercise, payment or delivery, in such manner and on such terms and conditions as may be required by the Committee or its delegate, as applicable.

12. Notices. Notices hereunder shall be in writing and if to the Company shall be mailed to the Company at P.O. Box 1600, 22B, Stamford, Connecticut 06904, addressed to the attention of Stock Plan Administrator, and if to the Employee shall be delivered personally or mailed to the Employee at his address as the same appears on the records of the Company.

13. Interpretation of This Agreement. The Committee or the CEO, as applicable, shall have the authority to interpret the Plan and this Agreement and to take whatever administrative actions, including correction of administrative errors in the awards subject to this Agreement and in this Agreement, as the Committee or the CEO in its or her sole good faith judgment shall be determined to be advisable. All decisions, interpretations and administrative actions made by the Committee or the CEO hereunder or under the Plan shall be binding and conclusive on the Company and the Employee. In the event there is inconsistency between the provisions of this Agreement and of the Plan, the provisions of the Plan shall govern.

14. Successors and Assigns. This Agreement shall be binding and inure to the benefit of the parties hereto and the successors and assigns of the Company and to the extent provided in Paragraph 6 to the personal representatives, legatees and heirs of the Employee.

15. Governing Law. The validity, construction and effect of the Agreement and any actions taken under or relating to this Agreement shall be determined in accordance with the laws of the state of New York and applicable Federal law.

16. Separability. In case any provision in the Agreement, or in any other instrument referred to herein, shall become invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions in the Agreement, or in any other instrument referred to herein, shall not in any way be affected or impaired thereby.

17. Integration of Terms. Except as otherwise provided in this Agreement, this Agreement contains the entire agreement between the parties relating to the subject matter hereof and supersedes any and all oral statements and prior writings with respect thereto.

IN WITNESS WHEREOF, the Company has executed this Agreement as of the day and year set forth on the Award Summary.

XEROX CORPORATION

By:
Signature

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